UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In January 2011, sanofi-aventis issued the press releases attached hereto as Exhibits 99.1 to 99.5 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated January 21, 2011: JEVTANA® (cabazitaxel) for Prostate Cancer Recommended for Approval in the European Union

Exhibit 99.2	Press release dated January 24, 2011: Sanofi-aventis Extends Tender Offer for All Outstanding Shares of Genzyme

Exhibit 99.3	Press release dated January 25, 2011: Bristol-Myers Squibb and sanofi-aventis announce U.S. FDA decision to grant pediatric exclusivity for PLAVIX®

Exhibit 99.4	Press release dated January 25, 2011: U.S. FDA Approves Number One U.S.-Prescribed Allergy Treatment Allegra® for Over-The-Counter Use

Exhibit 99.5	Press release dated January 27, 2011: Sanofi-aventis Reports Top-line Results from Phase III Study with BSI-201 in Metastatic Triple-Negative Breast Cancer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 28, 2011	SANOFI-AVENTIS

By	/S/ John Felitti
Name: John Felitti
Title: Associate Vice President, Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated January 21, 2011: JEVTANA® (cabazitaxel) for Prostate Cancer Recommended for Approval in the European Union

Exhibit 99.2	Press release dated January 24, 2011: Sanofi-aventis Extends Tender Offer for All Outstanding Shares of Genzyme

Exhibit 99.3	Press release dated January 25, 2011: Bristol-Myers Squibb and sanofi-aventis announce U.S. FDA decision to grant pediatric exclusivity for PLAVIX®

Exhibit 99.4	Press release dated January 25, 2011: U.S. FDA Approves Number One U.S.-Prescribed Allergy Treatment Allegra® for Over-The-Counter Use

Exhibit 99.5	Press release dated January 27, 2011: Sanofi-aventis Reports Top-line Results from Phase III Study with BSI-201 in Metastatic Triple-Negative Breast Cancer

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